FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                August 19, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F    X              Form 40-F
                          -----                      -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                         No    X
                    -----                      -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                         No    X
                    -----                      -----


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                         No    X
                    -----                      -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                               Total Pages: 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             Smith & Nephew plc
                                             (Registrant)


Date: August 19, 2003                   By:  /s/ Paul Chambers
                                             -----------------
                                             Paul Chambers
                                             Company Secretary

Smith & Nephew plc          T 44 (0) 207 401 7476                   [COMPANY LOGO] We are Smith & Nephew
15 Adam Street              F 44 (0) 207 960 2350
London WC2N 6LA             www.smith-nephew.com
England








18 August 2003

DISPOSAL OF 21 1/2% INTEREST IN ABILITY ONE

Smith & Nephew, the global advanced medical devices company, announces that it has agreed to sell its 21 1/2% interest in AbilityOne Corporation for GBP 49m in cash.

Smith & Nephew retained a 21 1/2% interest in AbilityOne on the disposal of its Rehabilitation business in March 2002. This is now being acquired as part of the acquisition of AbilityOne by Patterson Dental Inc.

Completion is expected in September. The net proceeds will be used to reduce net debt. The exceptional gain on the disposal will be GBP 29m before tax.

Sir Christopher O'Donnell, Chief Executive of Smith & Nephew said "This transaction completes our exit from our Rehabilitation business on a favourable basis."


Enquiries:

Smith & Nephew
Angie Craig                                          Tel: +44 (0)20 7401 7646
Corporate Affairs Director

Financial Dynamics
David Yates                                          Tel: +44 (0)20 7831 3113










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